Comjoyful International Company

J4-2-12, Diplomatic Residence Compound,

No.1 Xiushui Street, JianguomenWai,

Chaoyang District, Beijing 100600, China

March 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	Comjoyful International Company
Form 8-K
Filed January 21, 2014
File No. 000-08299

Ladies and Gentlemen:

Comjoyful International Company (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated February 14, 2014 (the “Comment Letter”), regarding the Commission's review of the Company's Current Report on Form 8-K. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. On March 3, 2014, the Company requested an extension until March 21, 2014 to respond to the Comment Letter. The Company anticipated filing an amendment to its Form 8-K along with a response to the Comment Letter on March 21, 2014. In order to accurately address the Staff’s accounting comments, the Company respectfully requests an additional extension until March 28, 2014 to respond the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than March 28, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at +86 10 8589 2903. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/Yazhong Liao

Name: Yazhong Liao

Title: Chief Executive Officer and President

cc:	Lawrence Venick, Loeb & Loeb LLP
Vivien Bai, Loeb & Loeb LLP